# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Skyline Builders Group Holding Limited, CIK 0002031009
CUSIP: G8193D104
Title of class of securities: Class A ordinary shares, $0.00001 par value per share
Address of issuer's principal executive offices: Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/29/2025
Filed by CIK 0001921865
Persons authorized to receive notices and communications: Paul Mann, 601 Pennsylvania Avenue NW, South Building, Suite 900, Washington, District Of Columbia (DC), 20004, 202-756-2245

## Reporting persons
- ASP Isotopes Inc. (CIK 0001921865): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,164,382; shared voting power 0; sole dispositive power 6,164,382; shared dispositive power 0; aggregate amount beneficially owned 6,164,382 (36.7% of the class)
  Comment: Includes : (i) 454,794 Class A Ordinary Shares, (ii) a Prefunded Warrant to purchase 1,600,000 Class A Ordinary Shares at an exercise price of $0.0001 per share ("Prefunded Warrants"), (iii) a Class A Ordinary Share Purchase Warrant A to purchase up to 2,054,794 Class A Ordinary Shares at an exercise price of $0.60 per share ("A Warrant"), and (iv) a Class A Ordinary Share Purchase Warrant B to purchase 2,054,794 Class A Ordinary Shares at an exercise price of $0.65 per share ("B Warrant" and together with Prefunded Warrant and A Warrant, "Warrants"), which were purchased by Quantum Leap Energy LLC (a subsidiary of ASP Isotopes Inc.), for the aggregate purchase price of $1,500,000, pursuant to a Securities Purchase Agreement with the Issuer, dated as of August 27, 2025 ("Purchase Agreement"). All warrants held by the Reporting Person are subject to a 9.99% beneficial ownership limitation. The percentage of the Reporting Person's beneficial ownership is based on 11,089,314 Class A Ordinary Shares issued and outstanding, according to information provided by the Issuer (as defined below) in its Registration Statement on Form F-1 filed on September 10, 2025, and assumes exercise of the Warrants purchased by Quantum Leap Energy LLC (as described in the footnote above). The percentage of the Reporting Person's beneficial ownership would be 7.3% assuming the exercise of all of the Warrants purchased by all investors in the Issuer's private placement pursuant to the Purchase Agreement.
- Quantum Leap Energy LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,164,382; shared voting power 0; sole dispositive power 6,164,382; shared dispositive power 0; aggregate amount beneficially owned 6,164,382 (36.7% of the class)
  Comment: Includes : (i) 454,794 Class A Ordinary Shares, (ii) a Prefunded Warrant to purchase 1,600,000 Class A Ordinary Shares at an exercise price of $0.0001 per share ("Prefunded Warrants"), (iii) a Class A Ordinary Share Purchase Warrant A to purchase up to 2,054,794 Class A Ordinary Shares at an exercise price of $0.60 per share ("A Warrant"), and (iv) a Class A Ordinary Share Purchase Warrant B to purchase 2,054,794 Class A Ordinary Shares at an exercise price of $0.65 per share ("B Warrant" and together with Prefunded Warrant and A Warrant, "Warrants"), which were purchased by Quantum Leap Energy LLC (a subsidiary of ASP Isotopes Inc.), for the aggregate purchase price of $1,500,000, pursuant to a Securities Purchase Agreement with the Issuer, dated as of August 27, 2025 ("Purchase Agreement"). All warrants held by the Reporting Person are subject to a 9.99% beneficial ownership limitation. The percentage of the Reporting Person's beneficial ownership is based on 11,089,314 Class A Ordinary Shares issued and outstanding, according to information provided by the Issuer (as defined below) in its Registration Statement on Form F-1 filed on September 10, 2025, and assumes exercise of the Warrants purchased by Quantum Leap Energy LLC (as described in the footnote above). The percentage of the Reporting Person's beneficial ownership would be 7.3% assuming the exercise of all of the Warrants purchased by all investors in the Issuer's private placement pursuant to the Purchase Agreement.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.00001 par value per share
Name of issuer: Skyline Builders Group Holding Limited
Address of issuer's principal executive offices: Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong (K3), 00000
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Class A ordinary shares, par value $0.00001 per share (the "Class A Shares"), of Skyline Builders Group Holding Limited, a Cayman Islands exempted company (the "Issuer"). The principal executive offices of the Issuer are located at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by ASP Isotopes Inc., a Delaware corporation ("ASPI"), and Quantum Leap Energy LLC, a Delaware limited liability company ("QLE"; and collectively with ASPI, the "Reporting Persons"). ASPI is the parent corporation of QLE.

ASP Isotopes Inc. [Nasdaq: ASPI] is a development stage advanced materials company dedicated to the development of technology and processes that, if successful, will allow for the enrichment of natural isotopes into higher concentration products, which could be used in several industries. ASPI's proprietary technologies, the Aerodynamic Separation Process and Quantum Enrichment technology, are designed to enable the production of isotopes used in several industries. ASPI's initial focus is on the production and commercialization of enriched Carbon-14, Silicon-28 and Ytterbium-176.

Quantum Leap Energy LLC is a subsidiary of ASPI formed to focus on the development and commercialization of advanced nuclear fuels such as HALEU and Lithium-6.
Residence or business address:
The principal business address of the Reporting Persons is as follows: 601 Pennsylvania Avenue NW,
South Building, Suite 900, Washington, DC 20004.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Citizenship:
Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the "Listed Persons"), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons' knowledge, none of the persons listed on Schedule 1 as a director or executive officer of ASPI or QLE has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 29, 2025, Quantum Leap Energy LLC ("QLE"), a wholly owned subsidiary of ASP Isotopes Inc., became a controlling shareholder of Skyline Builders Group Holding Limited, a company incorporated under the laws of the Cayman Islands ("SKBL" or the "Issuer") with its Class A Ordinary Shares listed on The Nasdaq Stock Market LLC under the symbol "SKBL". QLE intends to use SKBL to pursue opportunities to acquire assets in the critical materials supply chain that QLE believes will help the United States and QLE secure important feedstocks that are vital to the security of the United States and long-term growth of QLE.

SKBL Share Capital Structure. SKBL has a dual class ordinary share structure. SKBL's Ordinary Shares are divided into Class A Ordinary Shares ("Class A Ordinary Shares") and Class B Ordinary Shares ("Class B Ordinary Shares"). Each Class A Ordinary Share entitles the holder thereof to one (1) vote on all matters subject to vote at general meetings of SKBL, and each Class B Ordinary Share entitles the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of SKBL. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

QLE's Purchase of Controlling Interest in SKBL. On August 27, 2025, Supreme Development (BVI) Holdings Limited ("SD"), SKBL's previous controlling shareholder and a company beneficially owned by Mr. Ngo Chiu Lam, SKBL's Chief Executive Officer, entered into a definitive securities purchase agreement with QLE pursuant to which SD transferred and sold to QLE all 1,995,000 issued and outstanding Class B Ordinary Shares ("Class B Share Transfer"), for the aggregate purchase price of $1,000,000. As a holder of Class B Ordinary Shares, QLE is entitled to cast 20 votes per share and to vote together with holders of Class A Ordinary Shares on all matters submitted to the vote of shareholders of SKBL.

SKBL Private Placement. On August 29, 2025, SKBL closed a private placement (the "Private Placement") pursuant to which SKBL issued and sold (i) 1,359,314 Class A Ordinary Shares, (ii) prefunded warrants to purchase 22,990,000 Class A Ordinary Shares, at an exercise price of $0.0001 per share ("Prefunded Warrant"), (iii) Class A Ordinary Share Purchase Warrant As to purchase up to 24,349,314 Class A Ordinary Shares, at an exercise price of $0.60 per share ("A Warrant"), (iv) Class A Ordinary Share Purchase Warrant Bs to purchase up to 24,349,314 Class A Ordinary Shares, at an exercise price of $0.65 per share ("B Warrant" and together with Prefunded Warrant and A Warrant, "Warrants"), and (v) placement agent warrants to purchase 1,947,945 Class A Ordinary Shares issued to the placement agents of the Private Placement as compensation. SKBL received aggregate gross proceeds of $17,775,000 from the Private Placement, before deducting fees and offering expenses.

In the Private Placement, QLE purchased: (i) 454,794 Class A Ordinary Shares, (ii) a Prefunded Warrant to purchase 1,600,000 Class A Ordinary Shares, (iii) a A Warrant to purchase 2,054,794 Class A Ordinary Shares, and (iv) a B Warrant to purchase 2,054,794 Class A Ordinary Shares, for the aggregate purchase price of $1,500,000, pursuant to a Securities Purchase Agreement with SKBL, dated as of August 27, 2025 (the "Purchase Agreement"). Each Warrant is immediately exercisable and entitles the holder to acquire Class A Ordinary Shares for a period of five years following August 29, 2025.

SKBL Share Retirement. Approximately $7,000,000 of the proceeds from the Private Placement was used to retire 18,500,000 Class A Ordinary Shares owned by SD, SKBL's previous controlling shareholder (the "Share Retirement").

QLE as Controlling Shareholder. After giving effect to the Class B Share Transfer, the Private Placement and the Share Retirement, QLE became the holder of 79.14% of the aggregate voting power represented by all outstanding Class A Ordinary Shares and Class B Ordinary Shares, and thereby gaining control over SKBL.

Director Appointments. Effective on September 18, 2025, the Board of Directors (the "Board") of the Issuer approved the appointments of Dr. Ryno Pretorius ("Dr. Pretorius") and Mr. Jacob Rowe ("Mr. Rowe") as independent directors of the Issuer, to fill the vacancies resulting from the resignations of former directors Ms. Li and Mr. Cha. Dr. Pretorius is the Chief Executive Officer of Quantum Leap Energy LLC and Mr. Rowe is Vice President of Business Development and Investor Relations at ASP Isotopes Inc.

Plans or Proposals. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to his investment in the Issuer as he deems appropriate. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of the Reporting Persons or in which the Reporting Persons otherwise have an equity or other interest. In addition, representatives of the Reporting Persons will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the board of directors related to any such business combination, and any matters to be presented to the Issuer's shareholders in connection therewith. The Reporting Persons are expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the board of directors. As such, the Reporting Persons may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may purchase ordinary shares of the Issuer and/or rights in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer's initial business combination. The purpose of any such purchases of shares could be to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer's initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of rights could be to reduce the number overhang of the rights on the outstanding share capital. Any such purchases of the Issuer's securities may result in the completion of an initial business combination that may not otherwise have been possible.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. The aggregate number of Class A Shares owned by the Reporting Persons is 6,164,382 shares, which includes an aggregate of 5,709,588 Class A Shares issuable upon the exercise of Warrants held by the Reporting Persons which may be exercised at any time and from time to time for a period of five years following August 29, 2025 at the option of the Reporting Persons. The Reporting Persons' aggregate percentage of beneficial ownership is approximately 36.7%. References to percentage ownership of Class A Shares in this Schedule 13D are based upon the 11,089,314 Class A Shares outstanding as reported by the Issuer in its Registration Statement on Form F-1 filed on September 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over the Class A Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons' knowledge, the Lister Persons has engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. As described above, based on QLE's ownership of all 1,995,000 issued and outstanding Class B Ordinary Shares, QLE is a controlling shareholder of the Issuer. Effective on September 18, 2025, the Board of Directors (the "Board") of the Issuer approved the appointments of Dr. Ryno Pretorius ("Dr. Pretorius") and Mr. Jacob Rowe ("Mr. Rowe") as independent directors of the Issuer, to fill the vacancies resulting from the resignations of former directors Ms. Li and Mr. Cha. Dr. Pretorius is the Chief Executive Officer of QLE and Mr. Rowe is Vice President of Business Development and Investor Relations at ASP Isotopes Inc.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The documents listed below are filed as exhibits (incorporated by reference to the exhibits to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on September 2, 2025).

Exhibit No. Description
1 Securities Purchase Agreement

2 Form of Pre-Funded Warrant

3 Form of Class A Ordinary Share Purchase Warrant A

4 Form of Class A Ordinary Share Purchase Warrant B

5 Registration Rights Agreement

## Signatures
- ASP Isotopes Inc.: /s/ Paul Mann, Chief Executive Officer (09/22/2025)
- Quantum Leap Energy LLC: /s/ Ryno Pretorius, Chief Executive Officer (09/22/2025)